Summary of updates made on 22 February 2024:

- In Schedule A,
    - 1 Principal was removed (Zoe Rosalyn L'Esperance)
    - For 1 Principal (Mirko Davide Georg Bianchi) – NFA ID has been updated on Schedule A
- In Schedule B,
    - CFO was terminated (Sarah Maryline Youngwood)

- We also attached an updated UBS AG 7-R